UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BCD Semiconductor Manufacturing Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing six (6) Ordinary Shares

(Title of Class of Securities)

055347207

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055347207

1.	Names of Reporting Persons. Diodes Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,628,918
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,628,918
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,628,918
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12% [1]
12.	Type of Reporting Person (See Instructions) CO

[1]	Based on 109,953,318 Ordinary Shares issued and outstanding as of December 31, 2012, based on the Form 6-K filed with the Securities and Exchange Commission on February 5, 2013.

Item 1.	(a)	Name of Issuer :

BCD Semiconductor Manufacturing Limited

	(b)	Address of Issuer’s Principal Executive Offices :

No. 1600, ZiXing Road Shanghai ZiZhu Science-based Industrial Park 200241 People’s Republic of China Telephone: (+86-21) 2416-2266 Facsimile: (+86-21) 2416-2277

Item 2.	(a)	Name of Person Filing :

Diodes Incorporated

	(b)	Address of Principal Business Office or, if none, Residence :

Diodes Incorporated 4949 Hedgcoxe Road, Suite 200, Plano, Texas 75024

	(c)	Citizenship :

Delaware

	(d)	Title of Class of Securities :

Ordinary Shares, par value US$0.001 per share. Ordinary Shares are not traded in the United States; rather they are deposited with Deutsche Bank Trust Company Americas, as depositary. Each American Depositary Share represents six (6) Ordinary Shares.

	(e)	CUSIP Number :

055347207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the reporting persons is provided as of December 31, 2012:

Reporting Person	Amount beneficially owed:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Diodes Incorporated	5,628,918	5.12%	5,628,918	0	5,628,918	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	DIODES INCORPORATED

	By	/s/ Richard D. White
RICHARD D. WHITE
Chief Financial Officer